EXHIBIT 12

AT&T INC.
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
Dollars in Millions

	Three Months Ended
	March 31,		Year Ended December 31,
	2009	2008	2008	2007	2006	2005	2004
Earnings:
Income from continuing operations before income taxes*	$5,010	$5,449	$20,164	$18,399	$10,886	$5,720	$7,164
Equity in net income of affiliates included above	(137)	(243)	(819)	(692)	(2,043)	(609)	(873)
Fixed charges	1,272	1,129	4,963	4,536	2,209	1,680	1,238
Distributed income of equity affiliates	13	23	165	395	97	158	331
Interest capitalized	(185)	(70)	(659)	(171)	(73)	(36)	(31)

Earnings, as adjusted	$5,973	$6,288	$23,814	$22,467	$11,076	$6,913	$7,829

Fixed Charges:
Interest expense	$849	$865	$3,390	$3,507	$1,843	$1,456	$1,023
Interest capitalized	185	70	659	171	73	36	31
Dividends on preferred securities	-	1	3	3	3	31	24
Portion of rental expense representative of interest factor	238	193	911	855	290	157	160

Fixed Charges	$1,272	$1,129	$4,963	$4,536	$2,209	$1,680	$1,238

Ratio of Earnings to Fixed Charges	4.70	5.57	4.80	4.95	5.01	4.11	6.32

* All periods presented exclude “Income From Discontinued Operations, net of tax” on our Consolidated Statements of Income, which was from the sale of our interest in the directory advertising business in Illinois and northwest Indiana.